September 25, 2012

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Samson Oil & Gas Limited Registration Statement on Form S-3 Filed August 15, 2012

File No. 333-183327

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its comment letter dated September 10, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-3 filed August 15, 2012 (the “Form S-3”) by Samson Oil & Gas Limited (the “Company”). The answers set forth herein refer to each of the staff’s comments by number.

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the staff’s comments, as set forth in the Comment Letter.

Registration Statement on Form S-3

Information Incorporated by Reference, page 2

1.	Please revise to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Q&A 123.05, which may be found at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response:

The Company has revised this section to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement.

Securities and Exchange Commission

September 25, 2012

Exhibit 5

2.	Please obtain and file a legality opinion that provides the required information regarding the guarantees. See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.I.e., which may be found at http://sec.gov/interps/legal/cfslb19.htm.

Response:

The Company has obtained and filed a legality opinion that provides the required information regarding the guarantees.

3.	In the new or revised legality opinion, ensure that counsel clarifies (1) the reference to “Rights to Purchase” on the first page in the paragraph immediately following the defined term “Purchase Rights” and (2) the reference to holders “of the Ordinary Shares” in numbered opinion paragraph 2, which relates to the Preference Shares.

Response:

The Company has clarified (1) the reference to “Rights to Purchase” on the first page in the paragraph immediately following the defined term “Purchase Rights” and (2) the reference to holders “of the Ordinary Shares” in numbered opinion paragraph 2, which relates to the Preference Shares.

*      *      *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the Company’s Chief Financial Officer, Robyn Lamont, at 303-524-3360 or the undersigned at 303-892-7484 if you have questions or comments about this letter or any of the matters discussed herein.

Securities and Exchange Commission

September 25, 2012

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp

cc:	Terence M. Barr, Managing Director, President and Chief Executive Officer Robyn Lamont, Chief Financial Officer